UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 000-25135

BANK OF COMMERCE HOLDINGS

(Exact name of registrant as specified in its charter)

555 Capitol Mall, Suite 1255

Sacramento, California 95814

(800) 421-2575

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Effective as of September 30, 2021, Bank of Commerce Holdings merged with and into Columbia Banking System, Inc. (the “Merger”), with Columbia Banking System, Inc. surviving the Merger.

Pursuant to the requirements of the Securities Exchange Act of 1934, Columbia Banking System, Inc., as successor by merger to Bank of Commerce Holdings, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

COLUMBIA BANKING SYSTEM, INC. As successor by merger to Bank of Commerce Holdings

Date: October 12, 2021	By:	/s/ Kumi Y. Baruffi
Secretary